Exhibit 99.1
SINA Announces That It Will Not Negotiate to Extend the Deadline for Its Merger with Focus Media’s Digital Out-of-Home Business
Shanghai, China—(PR Newswire)—September 28, 2009—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, announced today that the Company and Focus Media Holding Limited (NASDAQ: FMCN) have jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, by which the Company agreed to acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks. The agreement was set to expire if approval from the Chinese Ministry of Commerce was not received by September 30, 2009.
“Although we still believe that the acquisition of Focus’ out-of-home advertising networks can provide strong synergistic effect to SINA’s online advertising platform and significantly enhance SINA’s leading position in the new media space, the delayed consummation of the transaction has negatively impacted the business operations of both sides. Consequently, after due consideration, we have decided with Focus’ management that the best course of action from here is allow the current agreement deadline to expire,” Charles Chao, President and CEO of SINA Corporation.
“Although we will not move forward with the merger, we will continue our strategic cooperation with SINA to provide our advertisers with more effective integrated marketing.” CEO and Chairman, Jason Jiang stated. SINA currently dedicates a special section on its portal (http://focusmedia.sina.com.cn/) to allow online users to view and learn more about Focus Media’s out-of-home advertisers.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and value-added information service provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and is subject to the safe harbor created by this section. SINA assumes no obligation to update the forward-looking information contained in this press release.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn